M3Sixty Funds Trust 485BPOS

Exhibit 99-h2

EXPENSE LIMITATION AGREEMENT

M3SIXTY FUNDS TRUST

This Expense Limitation Agreement is made by and between Quantitative Value Technologies, LLC, a Kansas limited liability company (the “Adviser”) and M3Sixty Funds Trust (the “Trust”) (this “Agreement”), on behalf of the series of the Trust set forth in the set of schedules to this Agreement identified as “Schedule A” and then numerically designated (e.g., Schedule A-1) attached hereto (each a “Fund,” and collectively, the “Funds”) as of the “Effective Date” noted on Schedule A with respect to each Fund.

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated May 31, 2020 (the “Advisory Agreement”), pursuant to which the Adviser provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each such Fund would normally be subject in order to maintain each Fund’s expense ratio at the Maximum Annual Operating Expense Limit (as hereinafter defined) specified in Schedule A hereto;

NOW THEREFORE, the parties hereto agree as follows:

1.      Expense Limitation.

a.	Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser (but excluding interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.b below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

b.	Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund.

c.	Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the lowest Maximum Annual Operating Expense Limit applicable to a Fund. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

d.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.

2.	Reimbursement of Fee Waivers and Expense Reimbursements.

a.	Reimbursement. If, during any fiscal month in which the Agreement is still in effect, the estimated aggregate Fund Operating Expenses of a class of shares of such Fund for the fiscal month are less than the Maximum Annual Operating Expense Limit for that month, the Adviser shall be entitled to reimbursement by such Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to a particular Fund pursuant to Section 1 hereof. In addition Adviser shall be paid the recapture amount (“Recapture”) pursuant to section 1(e) of that certain expense limitation agreement between Cognios Capital, LLC and the Trust dated September 19, 2016 (the “Prior Agreement”) related to the Funds until December 31, 2023 as though Adviser and Cognios Capital are the same entity for the purposes of calculating the Recapture. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of (a) all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, less any reimbursement previously paid by such Fund to the Adviser, pursuant to this Section 2.a, with respect to such waivers, reductions and payments, and (b) any Recapture pursuant to section 1(e) of the Prior Agreement related to the Funds until December 31, 2023 as though Adviser and Cognios Capital are the same entity for the purpose of such calculation. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount. To the extent any reimbursement is made pursuant to this Section 2.a, such reimbursement shall not cause the Fund Operating Expenses to exceed the Maximum Annual Operating Expense Limit that was in place with respect to each class of a Fund at the time the Adviser waived or reduced its advisory fees or reimburse other expenses for such class of the Fund.

b.	Method of Computation. To determine each Fund’s accrual (with respect to each class), if any, to reimburse the Adviser for the Reimbursement Amount:

2.b.1.	Each month the Fund Operating Expenses of each class of shares of the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a class of shares of the Fund for any month are less than the Maximum Annual Operating Expense Limit of such class of shares of such Fund, such Fund shall accrue with respect to the particular class into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of the particular class of shares of that Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund’s net asset value; and

2.b.2.	With respect to the Prior Agreement, reimbursements shall be calculated as the Recapture amount pursuant to section 1(e) of the Prior Agreement for the Funds as though Cognios Capital and the Adviser are the same entity.

c.	Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit.

3.	Term and Termination of Agreement.

a.	This Agreement shall continue in effect with respect to the Fund until such date as noted on Schedule A and shall thereafter continue in effect with respect to each Fund from year to year for successive one-year periods provided that the Agreement may be terminated by either party hereto, without payment of any penalty, upon 90 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Trust or a Fund, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.

4.	Miscellaneous.

a.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.	Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Agreement and Declaration of Trust or by-laws, as amended from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds, provided however that in the event an assertion of such preceding clause by the Trust to alter any other term of this Agreement has, or could reasonably expected to have, a material adverse effect to Adviser, Adviser shall have the right to terminate this Agreement upon thirty (30) days written notice to Trust. In the event of a conflict between the terms of this Agreement and the Advisory Agreement, the terms of the Advisory Agreement shall control. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Agreement and Declaration of Trust is on file with the Secretary of State of the State of Delaware. The Agreement and Declaration of Trust and by-laws describe in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

c.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

d.	Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS, WHEREOF, the parties hereto have caused this instrument to be executed on their behalf by their duly authorized officers as of the dates noted on the Schedule A as attached hereto.

M3Sixty Funds Trust

On behalf of the Funds noted on Schedule A to this Agreement

By:	/s/ Randall K. Linscott
Name:	Randall K. Linscott
Title:	President

Quantitative Value Technologies, LLC

By:	/s/ Jonathan Angrist
Name:	Jonathan Angrist
Title:	CEO

SCHEDULE A-1

to the

EXPENSE LIMITATION AGREEMENT (this “Agreement”)

between

M3Sixty Funds (the “Trust”)

and

Quantitative Value Technologies, LLC

This Agreement relates to the following series of the Trust:

Fund	Maximum Annual Operating Expense Limit	Effective Date	Expiration Date
Cognios Market Neutral Large Cap Fund	1.45%	May 31, 2020	October 31, 2021
Cognios Large Cap Value Fund	0.85%	May 31, 2020	October 31, 2021